03033012

This Form CB contains 5 ..ges, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEP 25 2003

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Seat Pagine Gialle S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Silver S.p.A. ("Silver")
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

n/a
(CUSIP Number of Class of Securities (if applicable))

Marco Beatrice
Seat Pagine Gialle S.p.A.
Via Aurelio Saffi, 18
10138 Turin (Italy)
+39-02 011 4351

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Piero Canzani
Sole Administrator
Silver S.p.A.
Viale Bianca Maria, 25
20100 Milan (Italy)
+39-02 78 4146

Luigi L. De Ghenghi
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Silver's notice dated September 24, 2003 relating to the results of the public tender offer for SEAT ordinary shares.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Silver S.p.A. with the Commission on August 1, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Silver's press release relating to the purchase by Silver of ordinary shares equivalent to around 61.5% of the newly incorporated company which will benefit from the partial proportional de-merger of Seat Pagine Gialle S.p.A. and subsequent mandatory public tender offer.
1.1**	Silver's press release relating to the closing of the purchase of the acquisition of the 61.5% participation in SEAT Pagine Gialle S.p.A. ("**SEAT**") by Silver on August 8, 2003.
1.2**	Silver's notice to the Italian Commissione Nazionale per la Societa e la Borsa ("**CONSOB**") of the filing of the public tender offer for SEAT ordinary shares.
1.3***	Silver's press release dated September 19, 2003 relating to the public tender offer for SEAT ordinary shares.
1.4	Silver's notice dated September 24, 2003 relating to the results of the public tender offer for SEAT ordinary shares.

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated August 1, 2003.

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated August 11, 2003.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated September 23, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver S.p.A.

By: ____________________
Name: Piero Canzani
Title: Sole Administrator

Date: September 25, 2003

The offer referred to herein was made for the ordinary shares of SEAT Pagine Gialle S.p.A. ("SEAT"), a company incorporated under the laws of Italy, and was made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Securities Exchange Act of 1934, as amended.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Silver S.p.A. ("Silver") and SEAT are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Silver

Registered Office in Milan – Viale Bianca Maria n. 25
Registered with the Companies Register of Milan, no. 03974250965

RESULTS OF THE PUBLIC TENDER OFFER MADE BY SILVER FOR ORDINARY SHARES OF

SEAT

the tender offer was made pursuant to art. 41 paragraph 4 of CONSOB Regulation no. 11971 of May 14, 1999, as amended.

Offeror's financial adviser:
CREDIT SUISSE FIRST BOSTON

Intermediary in charge of coordinating the collection of acceptances:
SOCIETA' PER AMMINISTRAZIONI FIDUCIARIE "SPAFID" S.p.A.

The tender offer period (the "Tender Offer Period") for the mandatory tender offer (the "Offer") promoted by Silver pursuant to art. 102 and 106, paragraph 1, of Legislative Decree no. 58/1998, on all the outstanding ordinary shares of SEAT, ended on September 19, 2003. In connection with the Offer please note that:

- Within the Tender Offer Period SEAT did not issue any new shares. As of the expiration of the Tender Offer Period the share capital of SEAT consisted of 8,251,290,482 shares, of which 8,115,215,696 were ordinary shares and 136,074,786 were saving shares. The number of SEAT ordinary shares subject to the Offer was 3,043,437,826.
- The results of the Offer are as follows:

SEAT ordinary shares tendered ("Tendered Shares") in the Offer:	***2,170,760***
Tendered Shares as a percentage of SEAT ordinary shares subject to the Offer:	***0.071326%***
Tendered Shares as a percentage of SEAT's ordinary share capital:	***0.026749%***
Tendered Shares as a percentage of SEAT's total share capital:	***0.026308%***

- Pursuant to the Offer, Silver's stake in SEAT increased from 5,071,777,870 SEAT ordinary shares, representing 62.50% of SEAT's ordinary share capital and 61.47% of SEAT's totalshare capital to 5,073,948,630 SEAT ordinary shares, representing 62.52% of SEAT's ordinary share capital and 61.49% of SEAT's total share capital.

The payment of Euro 0.598 for each tendered share and the transfer of the tendered shares will occur on September 29, 2003.

Milan September 24, 2003